September 12, 2012

Mr. Bo Howell

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Diversified Income and Growth Trust, Series 3 (the “Series”)
(File No.: 333-183320) (CIK 1556176)

Dear Mr. Howell:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Series, this letter responds to your comment received via telephone on September 10, 2012 regarding the registration statement filed on Form S-6 for the Series filed with the Securities and Exchange Commission (the “Commission”) on August 15, 2012. You requested that we provide a supplemental confirmation that the “Acquired Fund Fees and Expenses” line item in the Fee Table on Page A-6 of the Series’ prospectus includes the fees and expenses charged by Funds (as defined in the prospectus) which have elected to be treated as business development companies under the Investment Company Act of 1940.

Hennion has confirmed that the Acquired Fund Fees and Expenses line item includes Funds that have elected to be treated as business development companies.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By    /s/ SCOTT R. ANDERSON

Scott R. Anderson